SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMPHENOL CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

032095 10 1

(CUSIP Number)

KKR 1996 FUND L.P., KKR ASSOCIATES 1996 L.P., KKR 1996 GP, L.L.C.,
KKR PARTNERS II, L.P., KKR ASSOCIATES (STRATA) L.P., STRATA L.L.C.,
NXS ASSOCIATES, L.P., KKR ASSOCIATES (NXS) L.P., KKR-NXS, L.L.C.
C/O KOHLBERG KRAVIS ROBERTS & CO. L.P.
9 WEST 57TH STREET, NEW YORK, NEW YORK 10019
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NXS ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,446,932 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,446,932 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,446,932 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.62% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR ASSOCIATES (NXS) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,446,932 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,446,932 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,446,932 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.62% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR-NXS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,446,932 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,446,932 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,446,932 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.62% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR 1996 FUND L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,384,477 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,384,477 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,384,477 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.54% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

l

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR ASSOCIATES 1996 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,384,477 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,384,477 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,384,477 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.54% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR 1996 GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,384,477 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,384,477 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,384,477 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.54% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,219 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 79,219 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,219 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.18% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KKR ASSOCIATES (STRATA) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,219 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 79,219 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,219 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.18% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 032095 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STRATA L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,219 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 79,219 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,219 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.18% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

AMENDMENT NO. 3 TO SCHEDULE 13D

The Statement on Schedule 13D, as previously amended (the “Schedule 13D”), relating to the Class A common stock, par value $0.001 per share (the “Issuer Common Stock”), of Amphenol Corporation, a Delaware corporation (the “Issuer”), as previously filed by the Reporting Persons, consisting of KKR 1996 Fund L.P. (“KKR 1996 Fund”), KKR Associates 1996 L.P. (“KKR Associates 1996”), KKR 1996 GP, L.L.C. (“KKR 1996 LLC”) KKR Partners II, L.P. (“KKR Partners II”), KKR Associates (Strata) L.P. (“KKR Associates”), Strata L.L.C. (“Strata”), NXS Associates, L.P. (“NXS Associates”), KKR Associates (NXS) L.P. (“KKR Associates (NXS)”) and KKR-NXS, L.L.C. (“KKR-NXS L.L.C.”) is hereby amended and supplemented with respect to the items set forth below.  Capitalized terms used without definition have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

This statement relates to shares of Class A common stock, $0.001 par value per share, of Amphenol Corporation.  The principal executive offices of Amphenol Corporation are located at 358 Hall Avenue, Wallingford, Connecticut 06492.

Item 2.	Identity and Background

This statement is being filed jointly by KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners II, KKR Associates, Strata, NXS Associates, KKR Associates (NXS) and KKR-NXS L.L.C.  The agreement among the Reporting Persons relating to the joint filing of this statement was previously filed as Exhibit 1 to Amendment No. 2 to Schedule 13D.

The address of the principal business and office of each of KKR 1996 Fund, NXS Associates and KKR Partners II is 9 West 57th Street, New York, New York 10019.

Each of KKR Associates (NXS) and KKR-NXS L.L.C. is principally engaged in the business of investing in the Issuer.  Each of KKR Associates, KKR Associates 1996, KKR 1996 LLC and Strata is principally engaged in the business of investing through partnerships in the Issuer and other companies.  The address of the principal business and office of each of KKR Associates (NXS), KKR Associates, Strata, KKR-NXS L.L.C., KKR Associates 1996 and KKR 1996 LLC is 9 West 57th Street, New York, New York 10019.

KKR Associates 1996 is the sole general partner of KKR 1996 Fund and KKR 1996 LLC is the sole general partner of KKR Associates 1996.  KKR Associates is a general partner of KKR Partners and Strata is the sole general partner of KKR Associates.  Each of KKR 1996 Fund and KKR Partners is principally engaged in the business of investing in other companies.  Each of KKR Associates 1996, KKR 1996 LLC, KKR Associates and Strata is principally engaged in the business of investing in other companies through partnerships and limited liability companies.

Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC.  The other members of KKR 1996 LLC are Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jr. and Neil A. Richardson.  Messrs. Henry R. Kravis and George R. Roberts are members of the executive committee of Strata.  The other members of Strata are Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart and Edward A. Gilhuly.  Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher and Navab are each United States citizens, Mr. Huth is a German citizen and Mr. Richardson is an English citizen and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England.  The business address of Messrs. Kravis, Raether, Golkin, Stuart and Navab is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Gilhuly, Huth, Fisher and Richardson is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Reporting Persons’ initial acquisition of Issuer’s securities, (i) borrowings of $750.0 million under a Senior Secured Credit Facility, with the institutions and on the terms set forth in Exhibit 2 attached hereto, (ii) the issuance of $240,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2007, on the terms set forth in Exhibits 3 and 4 attached hereto and (iii) the contribution of $342.31 million in equity by NXS Associates, KKR Partners II and KKR 1996 Fund were the sources of funds used.  These amounts include funds for certain merger-related expenses that were expected to be paid in the future.

In connection with the current transaction giving rise to the filing of this Schedule 13D, which was a sale of stock, there were no sources of funds used.
Item 4.	Purpose of Transaction
The Reporting Persons were realizing a return on their investment by selling a portion of their holdings in the Issuer.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Amphenol

The Reporting Persons, along with various executive officers of the Issuer, conducted a secondary public offering of 10,000,000 shares of the Issuer Common Stock at a public offering price of $50.00 per share (excluding an underwriting discount of $1.98 per share) (the “Secondary Offering”) pursuant to an underwriting agreement which was entered into on August 15, 2003 and for which the sale was completed on August 20, 2003.  In the Secondary Offering, the Reporting Persons offered 8,970,772 shares of Issuer Common Stock, decreasing its percentage of Issuer Common Stock beneficially owned from 48.97% to 27.34%.

Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Act of 1933, as amended (the “Act”), NXS Associates, KKR Partners II and KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Associates, KKR Associates (NXS), Strata and KKR-NXS L.L.C. may be deemed to beneficially own, as a group, the shares, constituting in the aggregate approximately 27.34% of the outstanding shares of Issuer Common Stock.  The Reporting Persons do not affirm the existence of any such group.  Individually, KKR 1996 Fund, KKR Partners II and NXS Associates own 9,384,477, 79,219 and 2,446,932 shares, respectively, of Issuer Common Stock.  The 11,910,628 shares presently owned constitute 27.34% of the Issuer Common Stock following the Secondary Offering.

KKR 1996 Fund, acting through its sole general partner, KKR Associates 1996, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly.  As a result, KKR Associates 1996 may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 Fund may beneficially own or be deemed to beneficially own.  KKR 1996 L.L.C., as sole general partner of KKR Associates 1996, may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates 1996 may be deemed to beneficially own.  NXS Associates, acting through its sole general partner, KKR Associates (NXS), has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock which it owns directly.  As a result, KKR Associates (NXS) may be deemed to beneficially own any shares of Issuer Common Stock that NXS Associates may beneficially own or be deemed to beneficially own.  KKR-NXS L.L.C., as sole general partner of KKR Associates (NXS), may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates (NXS) may be deemed to beneficially own.  KKR Partners II, acting through its general partner KKR Associates, has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, the shares of Issuer Common Stock that it owns directly.  As a result, KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock that KKR Partners II may beneficially own or be deemed to beneficially own.  Strata, as sole general partner of KKR Associates, may be deemed to beneficially own any shares of Issuer Common Stock that KKR Associates may be deemed to beneficially own.  Each of Messrs. Kravis and Roberts, as managing members of KKR 1996 LLC, KKR-NXS L.L.C. and Strata and each of Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart and Edward A. Gilhuly, as members of KKR 1996 LLC, KKR-NXS L.L.C. and Strata, and Messrs. Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jr. and Neil A. Richardson as members of KKR 1996 LLC, may be deemed to beneficially own any shares of Issuer Common Stock that KKR 1996 LLC may be deemed to beneficially own.  Neither the filing of this Amendment No. 3 to the Reporting Persons’ Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Issuer

Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Mr. Roberts resigned as a director of the Issuer on April 1, 2003.  Under the Issuer’s Directors’ Deferred Compensation Plan (“Directors’ Compensation Plan”), Mr. Roberts has the right to receive 5,858.84 shares of Issuer Common Stock on  January 1, 2004.

Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Greene, Kravis and Michelson serve as directors of the Issuer and as part of their compensation are granted the right to receive shares of Issuer Common Stock under the Directors’ Compensation Plan on the later of the first day of the year following the director’s retirement or separation from the board of directors or six months after such event.

Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another certain rights to the Reporting Persons with respect to the registration under the Act of Issuer Common Stock held by the Reporting Persons or their transferees.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1

Joint Filing Agreement, dated May 23, 2001, among NXS I, L.L.C., KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP, L.L.C., KKR Partners II, L.P., KKR Associates (STRATA) L.P., NXS Associates, L.P., KKR Associates (NXS) L.P., Strata L.L.C.. and KKR-NXS, L.L.C. relating to the filing of a joint statement on Schedule 13D, incorporated herein by reference to Exhibit 1 to Schedule 13D/A as filed on May 23, 2001

2	Power of Attorney

3

Credit Agreement, dated as of May 19, 1997, among the Issuer, the several lenders from time to time parties thereto and Bankers Trust Company as Administrative Agent, incorporated herein by reference to Exhibit 4 to Schedule 13D/A as filed on May 28, 1997

4

Underwriting Agreement, dated as of May 13, 1997, among the Issuer and Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc., incorporated herein by reference to Exhibit 2 to Schedule 13D/A as filed on May 28, 1997

5	Indenture, dated as of May 19, 1997, between Issuer and IBJ Schroder Bank & Trust Company, as Trustee, incorporated herein by reference to Exhibit 3 to Schedule 13D/A as filed on May 28, 1997

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR 1996 Fund L.P.

By KKR ASSOCIATES 1996 L.P.,
as General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

KKR ASSOCIATES 1996 L.P.

By KKR 1996 GP, L.L.C.,
as General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

KKR 1996 GP, L.L.C.

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

KKR PARTNERS II, L.P.

By KKR ASSOCIATES (STRATA) L.P.,
as General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

KKR ASSOCIATES (STRATA) L.P.

By STRATA L.L.C., as General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

STRATA L.L.C.

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

NXS ASSOCIATES, L.P.

By KKR ASSOCIATES (NXS) L.P.,
as General Partner

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

KKR ASSOCIATES (NXS) L.P.

By KKR-NXS, L.L.C.,
as General Partner

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis

KKR-NXS, L.L.C.

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney in Fact for Henry R. Kravis
Dated: August 26, 2003

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1

Joint Filing Agreement, dated May 23, 2001, among NXS I, L.L.C., KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP, L.L.C., KKR Partners II, L.P., KKR Associates (STRATA) L.P., NXS Associates, L.P., KKR Associates (NXS) L.P., Strata L.L.C.. and KKR-NXS, L.L.C. relating to the filing of a joint statement on Schedule 13D, incorporated herein by reference to Exhibit 1 to Schedule 13D/A as filed on May 23, 2001

2	Power of Attorney

3

Credit Agreement, dated as of May 19, 1997, among the Issuer, the several lenders from time to time parties thereto and Bankers Trust Company as Administrative Agent, incorporated herein by reference to Exhibit 4 to Schedule 13D/A as filed on May 28, 1997

4

Underwriting Agreement, dated as of May 13, 1997, among the Issuer and Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc., incorporated herein by reference to Exhibit 2 to Schedule 13D/A as filed on May 28, 1997

5	Indenture, dated as of May 19, 1997, between Issuer and IBJ Schroder Bank & Trust Company, as Trustee, incorporated herein by reference to Exhibit 3 to Schedule 13D/A as filed on May 28, 1997